U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 6 August, 2021
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 6 August 2021: Trading Statement for the year ended 30 June 2021 and restatement of prior year results

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “the Company”)
TRADING STATEMENT FOR THE YEAR ENDED 30 JUNE 2021 AND RESTATEMENT OF PRIOR YEAR
RESULTS

TRADING STATEMENT FOR THE YEAR ENDED 30 JUNE 2021*

Sasol is expected to deliver a resilient set of results for the year ended 30 June 2021 (2021 financial year), underpinned by a notable gross margin recovery in the second half of the 2021 financial year combined with strong cost, working capital and capital expenditure performance despite the effects of the COVID-19 pandemic and weather related events in the US impacting production by 300kt.

Shareholders are advised that for the 2021 financial year:
-
Earnings per share (EPS) are expected to be between R12,00 and R18,00 compared to the prior year loss per share of R148,49 (representing an improvement of more than 100%);
-
Headline earnings per share (HEPS) are expected to be between R39,00 and R41,00 compared to the prior year headline loss per share of R11,50 (representing an improvement of more than 100%); and
-
Core HEPS (CHEPS***) are expected to be between R27,00 and R30,00 compared to the prior year CHEPS of R15,08.

Sasol´s adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA**) are expected to increase by between 32% and 49% from R35,0 billion in the prior year, to between R46 billion and R52 billion. This results from a strong recovery in chemical prices and a 4% increase in the rand per barrel price of Brent crude oil, partly offset by weather related events in both the US and South Africa impacting our gross margins adversely.
Adjusted EBITDA were supported by a strong cost performance through better than planned delivery of the US$1 billion comprehensive crisis response plan commitment, as well as early delivery on the Sasol 2.0 initiative.

On 6 July 2021, the National Energy Regulator of South Africa (NERSA) published a final decision on the maximum gas price methodology for Sasol Gas (Pty) Ltd, a subsidiary of Sasol South Africa Limited, which determined the maximum price methodology for piped gas sold in South Africa for the period 2014 – 2021 and beyond. The 2021 financial results were adjusted accordingly to include a provision for the potential retrospective payment obligation.
Notable non-cash adjustments (before taxation) for the 2021 financial year include:
-
Unrealised gains of R10,3 billion on the translation of monetary assets and liabilities and valuation of financial instruments and derivative contracts;
- Remeasurement items of R23,2 billion, mainly due to:
•
An impairment of R24,5 billion on the Synfuels refinery cash generating unit (CGU), largely due to a stronger forecasted rand/US dollar exchange rate which impacted negatively on the forecasted Basic
Fuel Price;
•
A R7,9 billion impairment on the wax value chain, driven by higher future liquified natural gas (LNG)
imports and Mozambique gas costs, and a stronger forecasted rand/US dollar exchange rate;
These impairments were partly offset by:
•
A reversal of a prior year impairment of R4,9 billion relating to the US ethylene oxide/ethylene glycol
(EO/EG) CGU after the Ziegler alcohols unit (Ziegler) reached beneficial operation (BO) in June 2020.
Given the interdependencies of the Ziegler, EO and ethoxylates (ETO) units, as well as the change in regulatory environment surrounding EO, the CGUs were reassessed and now considered to be one integrated CGU. The impairment assessment of the combined CGU showed significant headroom, resulting in the full financial year 2019 impairment of the EO/EG CGU being reversed in the 2021 financial year;
•
Net profit on disposal of businesses of R2,2 billion, including the Air Separation Units; and

• R3,4 billion gain on the realisation of the foreign currency translation reserve (FCTR), mainly on the divestment of 50% interest in the LCCP Base Chemicals Business.

* The comparative information for the 2020 financial year has been adjusted for changes in the South African integrated value chain impairment assessment.

** Adjusted EBITDA are calculated by adjusting operating profit for depreciation, amortisation, share-based payments, remeasurement items, change in discount rates of our rehabilitation provisions, all unrealised translation gains and losses, and all unrealised gains and losses on our derivatives and hedging activities.

*** Core HEPS is calculated by adjusting headline earnings with non-recurring items, earnings losses of significant capital projects (exceeding R4 billion) which have reached beneficial operation and are still ramping up, all translation gains and losses (realised and unrealised), all gains and losses on our derivatives and hedging activities (realised and unrealised), and share-based payments on implementation of Broad-Based Black Economic Empowerment (BBBEE)
transactions. Adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings are a useful measure of the group´s sustainable operating performance.

Adjusted EBITDA and Core HEPS are not defined terms under IFRS and may not be comparable with similarly titled measures reported by other companies. The aforementioned adjustments are the responsibility of the directors of
Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, may not fairly present Sasol´s financial position, changes in equity, results of operations or cash flows.
RESTATEMENT OF PRIOR YEAR RESULTS

Shareholders are advised that Sasol’s results contain a prior year adjustment in the South African integrated value chain impairment assessment, impacting impairments recognised since the 2017 financial year. The Company has revised its previously reported results and related disclosures. The comparative balances differ from those previously reported. The Company evaluated the effect of the prior period adjustments, both quantitatively and qualitatively, and concluded that the correction did not have a material impact on, and did not require amendment of, any of the
Company’s previously issued or filed financial statements taken as a whole. Further details regarding the nature of the restatements will be shared when the results for 2021 financial year are released.
2019
previously
reported
results
2019
restated
results Change
2020
previously
reported
results
2020
restated
results Change
Rm Rm % Rm Rm %
Statement of financial position:
Property, plant and equipment 233 549 229 818 (2%) 204 470 199 843 (2%)
Deferred tax liability 27 586 26 541 (4%) 20 450 19 154 (6%)
Statement of changes in equity:
Retained earnings 181 416 178 730 (1%) 90 890 87 559 (4%)
Income statement:
Depreciation and amortisation 17 968 17 814 (1%) 22 575 22 327 (1%)
Remeasurement items 18 645 20 062 8% 110 834 111 978 1%
Taxation expense 3 157 2 803 (11%) (26 139) (26 390) 1%
Rand Rand % Rand Rand %
Basic earnings/(loss) per share 6,97 5,50 (21%) (147,45) (148,49) 1%
Headline earnings/(loss) per share 30,72 30,90 1% (11,79) (11,50) (2%)
Diluted earnings/(loss) per share 6,93 5,46 (21%) (147,45) (148,49) 1%
Diluted headline earnings/(loss) per
share
30,54 30,71 1% (11,79) (11,50) (2%)
Statement of comprehensive income:
Total comprehensive income/(loss) for
the year
7 162 6 253 (13%) (67 354) (67 999) 1%

The financial information on which this trading statement is based has not been reviewed and reported on by the
Company's external auditors. Sasol´s 2021 financial results may still be impacted by a number of factors, including adjustments resulting from the year-end closure process.

Sasol will release its results for the 2021 financial year on Monday, 16 August 2021.

6 August 2021
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19)
pandemic on Sasol’s business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices, volume growth, changes in demand for Sasol’s products, increases in market share, total shareholder return, executing our growth projects, oil and gas reserves, cost reductions, legislative, regulatory and fiscal development, our climate change strategy and business performance outlook. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast”
and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-
looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 24 August 2020 and in other filings with the United States Securities and
Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 August 2021
By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary